Contact

www.linkedin.com/in/danny-rinaldi-a747064 (LinkedIn)
www.ajc.com/business/norcross-entrepreneur-hoping-wakes-his-sleep-aid/L54qERq4GVvQcLVLmrRRCI/ (Other)
www.wsj.com/articles/SB10001424052702304203604577ɜ (Other)

Top Skills

Product Development
Consumer Products
New Business Development

Danny Rinaldi

Two capsules a night for truly restorative sleep. Join the sleep conscious.

Duluth, Georgia, United States

Summary

A formerly sleep deprived entrepreneur committed to creating a cultural movement around the power and importance of sleep.

Experience

NightWise
Founder & CEO
March 2010 - Present (14 years 8 months)

After nearly a decade traveling back and forth to China with my previous venture, I was having sleep problems for the first time my life. Being an avid fitness enthusiast, I'd been making my own nutritional shakes for years. As an entrepreneur, I thought why not make my own sleep formula? Voila, on the 39th attempt, I landed on something marketable. With the same drive and determination with which I built a Chinese manufacturing venture, Harmonix and Sleep Formula 39 were born, and I put to rest the stressful international travel.

Sleep problems are an epidemic. My initial product proved to be as desirable to others as it was to me. By leveraging my operations and sales strategies built over a lifetime, Sleep Formula 39 was in national distribution in less than a year. After selling through and about to scale up, I recognized that Sleep Formula 39 would likely not become the market disruptor I needed for exponential growth.

Taking a page from Blue Ocean Strategy, I realized that a completely new approach to providing sleep deprived Americans a differentiated and more efficacious product would require more science and new thinking. I put together a team that includes the nation's leading nutraceutical scientist, and after more than 5 years and $1MM in R&D and testing, NightWise™ was born. The world's first OTC/Direct to Consumer sleep aid that introduces what we're calling Intelligent Release Technology™. Upon taking the capsule an initial dose of just the right amount of known, researched and trusted ingredients

are released to help you fall asleep; then, after 2-2.5 hours a second dose of ingredients are released that help you stay asleep and experience less disruptions during the night.

Please visit NightWise.com to learn more about the science and the ingredients, (and to order a bottle!).

Sleep Well

Shine On! Enterprises
Founder
2001 - March 2010 (9 years)
Atlanta, Georgia, United States

Leveraging the experience in marketing and selling to the largest and best retailers in the world, founded Shine On! Enterprises to design, create, source, produce, and sell products manufactured in Asia to US Retailers and through the Internet.

Established relationships with consumer and industrial factories that produce components or provide final assembly and packaging to achieve significant margins.

Our factories passed the highest level of certification in Asia which allowed us to provide products to every major retailer in the USA either as a domestic or import supplier.

We had offices in Shenzhen, China that managed factory relationships, logistics, export, sourcing, and industrial design and established a network of sales representatives in the US that work with all major retailers including, Wal-Mart, Sam's Club, Costco Wholesale, BJ Wholesale, Target, Sears/KMart, CVS, Walgreens, Rite Aid.

Telxon Corporation
Regional Vice President of Sales
February 1992 - April 2000 (8 years 3 months)
Atlanta, Georgia, United States

Telxon Corporation was the world leader in the design, manufacture, integration, and marketing of portable and wireless tele-transaction computers and networking systems.

Telxon's systems can be found in a wide variety of business environments, including retail, wholesale, manufacturing, utility, service, transportation, and government.

Telxon maintained subsidiaries and branches in Canada, the United Kingdom, Germany, France, Belgium, Italy, Australia, Japan and Singapore, and distributors in other parts of Europe, Asia, Africa, South America and the Middle East. Over 7,000 companies in 47 countries utilized Telxon products.

Recognized in 1998 and 1999 by Telxon as the highest revenue producing salesperson for closing $500M in computer and networking solutions with The Home Depot, the largest home improvement retailer in the world, $35M in sales to the the largest department store chain in the country, Federated Departments Stores, and $25M in sales to NAPA Auto Parts Distribution Centers.

Promoted to Regional Vice President, managing the highest revenue generating region in the country.

Education

The Pennsylvania State University, Smeal College of Business

Bachelor of Science - Marketing, Marketing Management and Sales Management · (1976 - 1980)